Filed by National Commerce Financial Corporation

Pursuant to Rule 425 under the Securities Act of

1933, as amended and deemed filed under Rule

14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: National Commerce Financial Corporation

Commission File Number: 333-116112

ON JULY 15, 2004, NATIONAL COMMERCE FINANCIAL CORPORATION ISSUED THE FOLLOWING PRESS RELEASE RELATED TO ITS RESULTS OF OPERATIONS FOR ITS SECOND FISCAL QUARTER OF 2004:

One Commerce Square Memphis, TN 38150

NEWS RELEASE

For Immediate Release
Investor Relations Contact: Tim Schools 901.523.3087 Media Contact: Eileen Sarro 901.523.3605

National Commerce Financial Reports Second Quarter Earnings

Financial Highlights

•	Operating revenues increased 22.8 percent annualized versus 1Q04
•	Period-end total portfolio loans increased 23.2 percent
•	Period-end non-interest-bearing deposits increased 23.2 percent
•	Operating non-interest revenues increased 53.2 percent
•	Net interest margin stable at 3.83 percent
•	Cash operating efficiency ratio improved to 46.68 percent from 48.08 percent in 1Q04
•	Net charge-off ratio improved to .23 percent annualized

MEMPHIS, Tennessee, (July 15, 2004) — National Commerce Financial Corporation (NYSE: NCF) today announced that second quarter 2004 net income, including merger expenses of $7.7 million after-tax or $.04 per diluted share related to NCF’s previously-announced merger with SunTrust Banks, Inc.

(NYSE: STI), was $85.1 million or $.41 per diluted share, compared to $71.5 million or $.35 per diluted share in the second quarter of 2003 and $90.2 million or $.44 per diluted share in the first quarter of 2004.

“I am very pleased with the strength and quality of National Commerce’s second quarter results,” said William R. Reed Jr., president and chief executive officer of NCF. “Operating revenue growth was strong, led by terrific loan and fee income growth, replacing first quarter’s unusually high level of investment securities gains. Expenses were down in personnel and most other major categories, allowing our cash operating efficiency ratio to improve to 46.68 percent. Asset quality remains best in class and our balance sheet is well positioned to benefit from an expected slow rise in rates.”

“Importantly, our earnings per share were negatively impacted by an approximate 2.8 million increase in diluted shares outstanding, as a significantly higher share price resulting from the recently announced merger with SunTrust increased stock option activity and halted our normal share repurchase program,” Reed added. “This increase negatively impacted our reported earnings by approximately one penny per share. As the economy continues to improve, the investments we are making in our existing markets as well as our newest de novo initiatives will provide continued momentum throughout 2004 and into 2005.”

For the first six months of 2004, net income, including the previously mentioned NCF/SunTrust merger-related expenses, was $175.3 million or $.85 per diluted share, compared to $135.6 million or $.66 per diluted share during the same period of 2003.

OPERATING REVENUES

Operating revenues increased 6.9 percent over the second quarter of 2003 and 22.8 percent annualized on a sequential-quarter basis. The increase from first quarter 2004 was the result of a 6.0 percent annualized rise in taxable equivalent net interest income and a 53.2 percent annualized increase in operating non-interest revenues. Taxable equivalent net interest income benefited from an 8.8 percent annualized increase in average earning assets, driven by a 16.0 percent increase in average total portfolio loans. The Company continues to reduce the size of the investment securities portfolio as strong loan growth continues. Loan production during the second quarter accelerated as period-end total portfolio loan growth increased 23.2 percent annualized over first quarter end. Growth continues to be diversified across all geographies and product categories.

Period-end Total Portfolio Loans

($ in thousands)	2Q04	1Q04	2Q03	3-Month Annualized Growth %	12-Month Growth %
Commercial	7,977,373	7,700,252	7,289,501	14.4%	9.4%
Consumer	5,993,764	5,502,198	4,911,810	35.7%	22.0%
Other	220,133	216,117	210,135	7.4%	4.8%
Total NCF	14,191,270	13,418,567	12,411,446	23.2%	14.3%
First Market	651,317	606,802	533,268	29.3%	22.1%

The sequential quarter increase in operating non-interest revenues was attributable to double-digit annualized growth in service charges on deposits, other service charges, mortgage banking, and broker/dealer. During the quarter, the Company realized a gain of $3.3 million, before related incentives of approximately $.7 million, on the sale of mortgage servicing rights that the Company historically sells on a flow basis but had chosen to hold beginning in the third quarter of 2003 due to unusually low market values. The Company has resumed quarterly mortgage servicing sales which will provide anticipated revenues of $1 million each quarter. Additionally, the Company will benefit from lower amortization expense of mortgage servicing rights totaling approximately $1.2 million each quarter going forward.

Operating revenues, operating non-interest revenues and taxable equivalent net interest income, are non-GAAP financial measures, reconciliations of which to comparable GAAP measures are included on pages 20 through 24 of the financial tables supplementing this release.

NET INTEREST MARGIN

The net interest margin percentage for the second quarter of 2004 declined 3 basis points to 3.83 percent from 3.86 percent in the first quarter of 2004 as the earning-asset yield fell 6 basis points and the interest- bearing liability rate fell 3 basis points. The Company remains optimistic that it is well positioned to benefit from a continued gradual increase in interest rates.

Asset Yields/Funding Costs

	2Q04	1Q04	2Q03
Investment Securities	4.78%	4.82%	4.84%
Total Loans	5.46%	5.52%	6.05%
Earning Assets	5.16%	5.22%	5.58%

Total Interest-bearing Deposits	1.43%	1.48%	1.74%
Total Interest-bearing Liabilities	1.58%	1.61%	2.02%
Total Funding	1.33%	1.36%	1.72%

Net Interest Margin	3.83%	3.86%	3.86%

ASSET QUALITY

Net charge-offs were .23 percent annualized of average total portfolio loans in second quarter of 2004, an improvement from .28 percent annualized of average loans in the first quarter of 2004. The non-performing asset ratio at June 30, 2004, also improved to .46 percent, down from .48 percent at March 31, 2004. Non-performing assets at period end included $37.6 million of non-performing loans, $22.6 million of foreclosed real estate, and $5.1 million of other repossessed assets.

The allowance for loan losses at June 30, 2004, increased $5.1 million to $178.4 million or 1.26 percent of end-of-period total portfolio loans, from $173.4 million or 1.29 percent at March 31, 2004. The percentage coverage of period-end total portfolio loans declined on a sequential quarter in order to maintain the unallocated reserve and to reflect the continued improvement in the Company’s asset quality measures and a growing unallocated reserve. Additionally, coverage levels of net charge-offs and non-performing loans improved to 5.69 times and 4.74 times, respectively, and remain significantly above industry levels.

Asset Quality Measures

	2Q04		1Q04		2Q03
Net Charge-offs (annualized)	.23%		.28%		.29%
Non-performing Assets	.46%		.48%		.53%
Loan Loss Allowance ($ million)	$178.4		$173.4		$167.3
Loan Loss Allowance %	1.26%		1.29%		1.35%
Allowance Coverage to Net Charge-offs (annualized)	5.69	x	4.71	x	4.69	x
Allowance Coverage to Non-performing Loans	4.74	x	4.99	x	4.94	x

OPERATIONAL EFFICIENCY

Results from the Company’s previously announced efficiency project became evident in the second quarter as the cash operating efficiency ratio improved 140 basis points to 46.68 percent from 48.08 percent in the first quarter of this year and 280 basis points from 49.48 percent in the second quarter of 2003. While operating revenues improved over the first quarter of this year, progress was also made in most of the major expense categories. Personnel, occupancy, and equipment each declined or were essentially flat versus the prior quarter. Other expense increased $4.7 million, with the majority of the increase occurring in discretionary areas such as advertising, charitable contributions, and marketing.

With the announcement of the NCF/SunTrust merger, the agreement with the consultant utilized to facilitate the efficiency project has been terminated which resulted in an expense of $.6 million included in the merger-related expenses. Additionally, the second quarter included expenses of $2.1 million related to the project. However, the Company’s effort to improve operational efficiency remains a top initiative and now has become a major responsibility of the NCF/SunTrust merger integration teams. Benefits to the bottom line are anticipated to continue throughout this year and into 2005.

Cash Operating Efficiency Ratios

($ in thousands)	2Q04	1Q04	2Q03
Banking Operating Revenues	$262,508	$248,757	$245,954
Banking Cash Operating Non-interest Expense	$110,677	$109,213	$111,313

Banking Cash Operating Efficiency Ratio	42.16%	43.90%	45.26%

Financial Enterprise Operating Revenues	$63,650	$60,070	$59,501

Financial Enterprise Cash Operating Non-interest Expense	$42,591	$40,295	$40,893

Financial Enterprise Cash Operating Efficiency Ratio	66.91%	67.08%	68.73%

NCF Operating Revenues	$324,233	$306,863	$303,357
NCF Cash Operating Non-interest Expense	$151,343	$147,544	$150,108
NCF Cash Operating Efficiency Ratio	46.68%	48.08%	49.48%

DE NOVO EXPANSION

The Company continues to invest in infrastructure and bankers across its footprint. Each of the de novo expansion initiatives experienced another strong quarter of growth with Asheville/Savannah, acquired from Wachovia; Atlanta, First Market Bank, and the pilot Wal-Mart Money Centers each growing end-of-period loan balances by double digits and at a pace faster than NCF as a whole.

De Novo Market Period End Balances

($ in thousands)	2Q04	1Q04	2Q03	3-Month Annualized Growth %	12-Month Growth %
Total Portfolio Loans
Asheville/Savannah	429,041	399,065	320,854	30.0%	33.7%
Atlanta	400,291	335,304	150,790	77.5%	165.5%
Wal-Mart Money Centers	83,453	78,008	55,171	27.9%	51.3%
Total NCF	14,191,270	13,418,567	12,411,446	23.2%	14.3%
First Market	651,317	606,802	533,268	29.3%	22.1%
Deposits
Asheville/Savannah	637,209	648,224	627,466	-6.8%	1.6%
Atlanta	571,013	555,857	382,006	10.9%	49.5%
Wal-Mart Money Centers	518,402	497,244	403,573	17.0%	28.5%
Total NCF	16,014,465	15,790,968	15,446,201	5.7%	3.7%
First Market	912,320	907,084	885,047	2.3%	3.1%

During the quarter, the Company opened a total of nine traditional and eight in-store locations. Of the total, seven traditional locations were opened in Atlanta and the proposed remaining build out is now on hold as NCF and SunTrust evaluate overlap in their respective markets. The Company’s commitment to its partnership with Wal-Mart continues, with the Company having opened five additional locations in the second quarter of 2004 and planning to open an additional 10 in the second half of 2004.

Supplemental financial tables are available on the Company’s website at www.ncfcorp.com/releases.cfm.

ABOUT NCF

National Commerce Financial Corporation, headquartered in Memphis, Tennessee, is a sales and marketing organization that delivers select financial and consulting services through a national network of banking and non-banking affiliates. With $24 billion in assets, NCF operates almost 500 branches in 14 of the nation’s fastest growing metropolitan areas throughout the southeast.

NON-GAAP FINANCIAL INFORMATION

This press release contains financial information determined by methods other than in accordance with generally accepted accounting principles (GAAP). NCF’s management uses these non-GAAP measures in their analysis of the Company’s performance. These measures, reconciled on pages 20 through 24 of the quarter’s supplemental financial tables, adjust GAAP performance measures to exclude the effects of unusual litigation-related expenses, merger-related expenses, and employment contract terminations as well as the amortization of core deposit intangibles. These non-GAAP measures may also exclude other significant gains or losses that are unusual in nature and not considered part of the core operations of the Company. Since these items and their impact on NCF’s performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results of NCF’s core businesses. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

FORWARD-LOOKING STATEMENTS

These statements constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. A variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. NCF does not assume any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to competition from both financial and non-financial institutions; changes in interest rates, deposit flows, loan demand and real estate values; efficiencies and savings resulting from the efficiency project are not achieved due to variances in the timing of execution of the project and other factors outside the Company’s control; changes in legislation or regulation; consummation of our pending merger; changes in accounting principles, policies or guidelines; the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond the control of NCF; and other economic, competitive, governmental, regulatory and technological factors affecting NCF specifically or the banking industry or economy generally.

###

NATIONAL COMMERCE FINANCIAL CORPORATION

Current Quarter Financial Highlights

(In Thousands Except Share and Per Share Data)

	Three Months Ended				Three Months Ended
	6/30/2004		3/31/2004	% Change Fav/(Unfav)	6/30/2004		6/30/2003	% Change Fav/(Unfav)
Earnings and Earnings Per Share
Revenues (TE)	$325,013		317,826	2.3	325,013		305,817	6.3
Net income	85,091		90,244	(5.7)	85,091		71,507	19.0

Average basic shares outstanding	204,340,479		204,978,998		204,340,479		204,628,675
Average diluted shares outstanding	206,736,883		207,082,844		206,736,883		205,700,819

Basic EPS	$.42		.44	(4.5)	.42		.35	20.0
Diluted EPS	.41		.44	(6.8)	.41		.35	17.1

Net income, excluding after-tax merger-related expenses (1)	$92,801		90,244	2.8	92,801		71,507	29.8

Basic EPS, excluding after-tax merger-related expenses	.45		.44	2.3	.45		.35	28.6
Diluted EPS, excluding after-tax merger-related expenses	.45		.44	2.3	.45		.35	28.6

Asset Quality Ratios (2)
Loan loss allowance to loans outstanding	1.26%		1.29		1.26		1.35
Net loans charged-off (annualized) to average loans	.23		.28		.23		.29
Nonperforming assets to loans plus foreclosed real estate and other repossessed assets	.46		.48		.46		.53
Loan loss allowance to net charge-offs (annualized)	5.69	x	4.71		5.69		4.69
Loan loss allowance to nonperforming loans	4.74		4.99		4.74		4.94

Selected Average Balances
Assets	$23,741,890		23,144,064	2.6	23,741,890		22,173,395	7.1
Loans	13,766,675		13,239,512	4.0	13,766,675		12,220,225	12.7
Investment securities (3)	6,406,063		6,642,411	(3.6)	6,406,063		6,674,537	(4.0)
Core deposits	13,390,624		13,244,835	1.1	13,390,624		13,056,980	2.6
Stockholders’ equity	2,826,271		2,782,955	1.6	2,826,271		2,702,937	4.6

Selected Period End Balances
Assets	$24,044,117		23,038,522	4.4	24,044,117		22,679,991	6.0
Loans	14,191,270		13,418,567	5.8	14,191,270		12,411,446	14.3
Investment securities	6,257,308		6,217,177.6		6,257,308		6,756,217	(7.4)
Core deposits	13,549,994		13,469,295.6		13,549,994		13,382,416	1.3
Stockholders’ equity	2,782,112		2,798,939	(.6)	2,782,112		2,720,435	2.3
Shares outstanding	205,003,949		203,911,127		205,003,949		204,384,778
Number of banking offices	475		459		475		455
Number of ATMs	529		521		529		510
Number of full-time equivalent employees (FTE)	5,450		5,403		5,450		5,582

Capital Ratios
Period-end tangible equity to period-end tangible assets (4)	6.78%		7.11		6.78		6.70
Risk-based capital ratios:
Tier 1 capital	10.84	E	10.86		10.84	E	10.69
Total capital	11.88	E	11.92		11.88	E	11.79
Leverage ratio	8.23	E	8.13		8.23	E	7.81

E - Estimated

(1)	See reconcilement of GAAP net income to net income excluding merger-related expenses, a non-GAAP measure, on page 24.
(2)	Ratios computed excluding loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.
(4)	Tangible equity and tangible assets are computed by subtracting the sum of goodwill and core deposit intangibles from total equity and total assets, respectively.

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter Financial Highlights

(In Thousands Except Share and Per Share Data)

	Three Months Ended
	6/30/2004		3/31/2004	12/31/2003	9/30/2003	6/30/2003
Earnings and Earnings Per Share
Revenues (TE and excluding discontinued op.)	$325,013		317,826	314,096	313,520	305,817
Net income	85,091		90,244	90,268	85,809	71,507

Average basic shares outstanding	204,340,479		204,978,998	204,953,486	204,609,099	204,628,675
Average diluted shares outstanding	206,736,883		207,082,844	207,009,648	206,005,174	205,700,819

Basic EPS	$.42		.44	.44	.42	.35
Diluted EPS	.41		.44	.44	.42	.35

Net income, excluding after-tax merger-related expenses (1)	$92,801		90,244	90,268	85,809	71,507

Basic EPS, excluding after-tax merger-related expenses	.45		.44	.44	.42	.35
Diluted EPS, excluding after-tax merger-related expenses	.45		.44	.44	.42	.35

Asset Quality Ratios (2)
Loan loss allowance to total loans	1.26%		1.29	1.31	1.34	1.35
Net loans charged-off (annualized) to average loans	.23		.28	.43	.31	.29
Nonperforming assets to loans plus foreclosed real estate and other repossessed assets	.46		.48	.49	.52	.53
Loan loss allowance to net charge-offs (annualized)	5.69	x	4.71	3.04	4.30	4.69
Loan loss allowance to nonperforming loans	4.74		4.99	5.55	4.79	4.94

Selected Average Balances
Assets	$23,741,890		23,144,064	22,845,698	22,727,299	22,173,395
Loans	13,766,675		13,239,512	12,992,875	12,736,334	12,220,225
Investment securities (3)	6,406,063		6,642,411	6,626,168	6,688,614	6,674,537
Core deposits	13,390,624		13,244,835	13,143,769	13,180,992	13,056,980
Stockholders’ equity	2,826,271		2,782,955	2,745,465	2,734,081	2,702,937

Selected Period End Balances
Assets	$24,044,117		23,038,522	23,016,916	22,890,089	22,679,991
Loans	14,191,270		13,418,567	13,034,948	12,897,774	12,411,446
Investment securities	6,257,308		6,217,177	6,619,000	6,702,885	6,756,217
Core deposits	13,549,994		13,469,295	13,342,851	13,182,330	13,382,416
Stockholders’ equity	2,782,112		2,798,939	2,781,186	2,729,403	2,720,435
Shares outstanding	205,003,949		203,911,127	205,136,649	204,808,440	204,384,778
Number of banking offices	475		459	451	444	455
Number of ATMs	529		521	521	510	510
Number of full-time equivalent employees (FTE)	5,450		5,403	5,441	5,458	5,582

Capital Ratios
Period-end tangible equity to period-end tangible assets (4)	6.78%		7.11	7.00	6.74	6.70
Risk-based capital ratios:
Tier 1 capital	10.84	E	10.86	11.03	10.81	10.69
Total capital	11.88	E	11.92	12.10	11.90	11.79
Leverage ratio	8.23	E	8.13	8.17	7.93	7.81

E - Estimated

(1)	See reconcilement of GAAP net income to net income excluding merger-related expenses, a non-GAAP measure, on page 24.
(2)	Ratios computed excluding loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.
(4)	Tangible equity and tangible assets are computed by subtracting the sum of goodwill and core deposit intangibles from total equity and total assets, respectively.

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Financial Highlights

(In Thousands Except Share and Per Share Data)

	Six Months Ended			$ Change Fav/(Unfav)	% Change Fav/(Unfav)
	6/30/2004		6/30/2003
Earnings and Earnings Per Share
Revenues (TE)	$642,839		594,794	48,045	8.1
Net income	175,335		135,597	39,738	29.3

Average basic shares outstanding	204,659,739		204,947,925
Average diluted shares outstanding	206,909,864		206,225,344

Basic EPS	$.86		.66	.20	30.3
Diluted EPS	.85		.66	.19	28.8

Net income, excluding after-tax merger-related expenses (1)	$183,045		135,597	47,448	35.0

Basic EPS, excluding after-tax merger-related expenses	.89		.66	.23	34.8
Diluted EPS, excluding after-tax merger-related expenses	.88		.66	.22	33.3

Asset Quality Ratios (2)
Loan loss allowance to total loans	1.26%		1.35
Net loans charged-off (annualized) to average loans	.25		.27
Loan loss allowance to net charge-offs (annualized)	5.24	x	5.00

Selected Average Balances
Assets	$23,443,113		21,735,352	1,707,761	7.9
Loans	13,503,093		12,296,600	1,206,493	9.8
Investment securities (3)	6,524,237		6,193,294	330,943	5.3
Core deposits	13,317,730		12,896,801	420,929	3.3
Stockholders’ equity	2,804,620		2,699,411	105,209	3.9

(1)	See reconcilement of GAAP net income to net income excluding merger-related expenses, a non-GAAP measure, on page 24.
(2)	Ratios computed excluding loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.

SUPPLEMENTAL FINANCIAL TABLES

NATIONAL COMMERCE FINANCIAL CORPORATION

Quarterly Financial Results

Second Quarter 2004

Page
Highlights	2	Current Quarter Financial Highlights - Second Quarter 2004 vs First Quarter 2004 - Second Quarter 2004 vs Second Quarter 2003

	3	Five Quarter Financial Highlights

	4	Year to Date Financial Highlights

Income Statement	5	Current Quarter Consolidated Statements of Income - Second Quarter 2004 vs First Quarter 2004 - Second Quarter 2004 vs Second Quarter 2003

	6	Five Quarter Consolidated Statements of Income

	7	Year to Date Consolidated Statements of Income

	8	Current Quarter Operating Segment Statements of Income - Second Quarter 2004 vs First Quarter 2004 - Second Quarter 2004 vs Second Quarter 2003

	9	Five Quarter Operating Segment Statements of Income

	10	Year to Date Operating Segment Statements of Income

Balance Sheet	11	Current Quarter Average Balance Sheets - Second Quarter 2004 vs First Quarter 2004 - Second Quarter 2004 vs Second Quarter 2003

	12	Five Quarter Average Balance Sheets

	13	Year to Date Average Balance Sheets

	14	Current Quarter End of Period Balance Sheets - Second Quarter 2004 vs First Quarter 2004 - Second Quarter 2004 vs Second Quarter 2003

	15	Five Quarter End of Period Balance Sheets

	16	Year to Date Rollforward of Stockholders’ Equity

Asset Quality	17	Current Quarter Asset Quality Analysis - Second Quarter 2004 vs First Quarter 2004 - Second Quarter 2004 vs Second Quarter 2003

	18	Five Quarter Asset Quality Analysis

	19	Year to Date Asset Quality Analysis

Net Interest Margin	20	Five Quarter Average Balance Sheets and Net Interest Income Analysis

	21	Year to Date Average Balance Sheets and Net Interest Income Analysis

Reconcilement of Non-GAAP Measures	20	Five Quarter Taxable Equivalent Interest Income

	21	Year to Date Taxable Equivalent Interest Income

	22	Current Quarter Cash Operating Noninterest Expense and Operating Revenues - First Quarter 2004 vs Fourth Quarter 2003 - First Quarter 2004 vs First Quarter 2003

	23	Five Quarter Cash Operating Noninterest Expense and Operating Revenues

	24	Five Quarter Cash Operating Efficiency Ratio

	24	Five Quarter Net Income, excluding Merger-related Expenses

	24	Year to Date Net Income, excluding Merger-related Expenses

NATIONAL COMMERCE FINANCIAL CORPORATION

Current Quarter Financial Highlights

(In Thousands Except Share and Per Share Data)

	Three Months Ended				Three Months Ended
	6/30/2004		3/31/2004	% Change Fav/(Unfav)	6/30/2004		6/30/2003	% Change Fav/(Unfav)
Earnings and Earnings Per Share
Revenues (TE)	$325,013		317,826	2.3	325,013		305,817	6.3
Net income	85,091		90,244	(5.7)	85,091		71,507	19.0

Average basic shares outstanding	204,340,479		204,978,998		204,340,479		204,628,675
Average diluted shares outstanding	206,736,883		207,082,844		206,736,883		205,700,819

Basic EPS	$.42		.44	(4.5)	.42		.35	20.0
Diluted EPS	.41		.44	(6.8)	.41		.35	17.1

Net income, excluding after-tax merger-related expenses (1)	$92,801		90,244	2.8	92,801		71,507	29.8

Basic EPS, excluding after-tax merger-related expenses	.45		.44	2.3	.45		.35	28.6
Diluted EPS, excluding after-tax merger-related expenses	.45		.44	2.3	.45		.35	28.6

Asset Quality Ratios (2)
Loan loss allowance to loans outstanding	1.26%		1.29		1.26		1.35
Net loans charged-off (annualized) to average loans	.23		.28		.23		.29
Nonperforming assets to loans plus foreclosed real estate and other repossessed assets	.46		.48		.46		.53
Loan loss allowance to net charge-offs (annualized)	5.69	x	4.71		5.69		4.69
Loan loss allowance to nonperforming loans	4.74		4.99		4.74		4.94

Selected Average Balances
Assets	$23,741,890		23,144,064	2.6	23,741,890		22,173,395	7.1
Loans	13,766,675		13,239,512	4.0	13,766,675		12,220,225	12.7
Investment securities (3)	6,406,063		6,642,411	(3.6)	6,406,063		6,674,537	(4.0)
Core deposits	13,390,624		13,244,835	1.1	13,390,624		13,056,980	2.6
Stockholders’ equity	2,826,271		2,782,955	1.6	2,826,271		2,702,937	4.6

Selected Period End Balances
Assets	$24,044,117		23,038,522	4.4	24,044,117		22,679,991	6.0
Loans	14,191,270		13,418,567	5.8	14,191,270		12,411,446	14.3
Investment securities	6,257,308		6,217,177.6		6,257,308		6,756,217	(7.4)
Core deposits	13,549,994		13,469,295.6		13,549,994		13,382,416	1.3
Stockholders’ equity	2,782,112		2,798,939	(.6)	2,782,112		2,720,435	2.3
Shares outstanding	205,003,949		203,911,127		205,003,949		204,384,778
Number of banking offices	475		459		475		455
Number of ATMs	529		521		529		510
Number of full-time equivalent employees (FTE)	5,450		5,403		5,450		5,582

Capital Ratios
Period-end tangible equity to period-end tangible assets (4)	6.78%		7.11		6.78		6.70
Risk-based capital ratios:
Tier 1 capital	10.84	E	10.86		10.84	E	10.69
Total capital	11.88	E	11.92		11.88	E	11.79
Leverage ratio	8.23	E	8.13		8.23	E	7.81

E - Estimated

(1)	See reconcilement of GAAP net income to net income excluding merger-related expenses, a non-GAAP measure, on page 24.
(2)	Ratios computed excluding loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.
(4)	Tangible equity and tangible assets are computed by subtracting the sum of goodwill and core deposit intangibles from total equity and total assets, respectively.

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter Financial Highlights

(In Thousands Except Share and Per Share Data)

	Three Months Ended
	6/30/2004		3/31/2004	12/31/2003	9/30/2003	6/30/2003
Earnings and Earnings Per Share
Revenues (TE and excluding discontinued op.)	$325,013		317,826	314,096	313,520	305,817
Net income	85,091		90,244	90,268	85,809	71,507

Average basic shares outstanding	204,340,479		204,978,998	204,953,486	204,609,099	204,628,675
Average diluted shares outstanding	206,736,883		207,082,844	207,009,648	206,005,174	205,700,819

Basic EPS	$.42		.44	.44	.42	.35
Diluted EPS	.41		.44	.44	.42	.35

Net income, excluding after-tax merger-related expenses (1)	$92,801		90,244	90,268	85,809	71,507

Basic EPS, excluding after-tax merger-related expenses	.45		.44	.44	.42	.35
Diluted EPS, excluding after-tax merger-related expenses	.45		.44	.44	.42	.35

Asset Quality Ratios (2)
Loan loss allowance to total loans	1.26%		1.29	1.31	1.34	1.35
Net loans charged-off (annualized) to average loans	.23		.28	.43	.31	.29
Nonperforming assets to loans plus foreclosed real estate and other repossessed assets	.46		.48	.49	.52	.53
Loan loss allowance to net charge-offs (annualized)	5.69	x	4.71	3.04	4.30	4.69
Loan loss allowance to nonperforming loans	4.74		4.99	5.55	4.79	4.94

Selected Average Balances
Assets	$23,741,890		23,144,064	22,845,698	22,727,299	22,173,395
Loans	13,766,675		13,239,512	12,992,875	12,736,334	12,220,225
Investment securities (3)	6,406,063		6,642,411	6,626,168	6,688,614	6,674,537
Core deposits	13,390,624		13,244,835	13,143,769	13,180,992	13,056,980
Stockholders’ equity	2,826,271		2,782,955	2,745,465	2,734,081	2,702,937

Selected Period End Balances
Assets	$24,044,117		23,038,522	23,016,916	22,890,089	22,679,991
Loans	14,191,270		13,418,567	13,034,948	12,897,774	12,411,446
Investment securities	6,257,308		6,217,177	6,619,000	6,702,885	6,756,217
Core deposits	13,549,994		13,469,295	13,342,851	13,182,330	13,382,416
Stockholders’ equity	2,782,112		2,798,939	2,781,186	2,729,403	2,720,435
Shares outstanding	205,003,949		203,911,127	205,136,649	204,808,440	204,384,778
Number of banking offices	475		459	451	444	455
Number of ATMs	529		521	521	510	510
Number of full-time equivalent employees (FTE)	5,450		5,403	5,441	5,458	5,582

Capital Ratios
Period-end tangible equity to period-end tangible assets (4)	6.78%		7.11	7.00	6.74	6.70
Risk-based capital ratios:
Tier 1 capital	10.84	E	10.86	11.03	10.81	10.69
Total capital	11.88	E	11.92	12.10	11.90	11.79
Leverage ratio	8.23	E	8.13	8.17	7.93	7.81

E - Estimated

(1)	See reconcilement of GAAP net income to net income excluding merger-related expenses, a non-GAAP measure, on page 24.
(2)	Ratios computed excluding loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.
(4)	Tangible equity and tangible assets are computed by subtracting the sum of goodwill and core deposit intangibles from total equity and total assets, respectively.

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Financial Highlights

(In Thousands Except Share and Per Share Data)

	Six Months Ended			$ Change Fav/(Unfav)	% Change Fav/(Unfav)
	6/30/2004		6/30/2003
Earnings and Earnings Per Share
Revenues (TE)	$642,839		594,794	48,045	8.1
Net income	175,335		135,597	39,738	29.3

Average basic shares outstanding	204,659,739		204,947,925
Average diluted shares outstanding	206,909,864		206,225,344

Basic EPS	$.86		.66	.20	30.3
Diluted EPS	.85		.66	.19	28.8

Net income, excluding after-tax merger-related expenses (1)	$183,045		135,597	47,448	35.0

Basic EPS, excluding after-tax merger-related expenses	.89		.66	.23	34.8
Diluted EPS, excluding after-tax merger-related expenses	.88		.66	.22	33.3

Asset Quality Ratios (2)
Loan loss allowance to total loans	1.26%		1.35
Net loans charged-off (annualized) to average loans	.25		.27
Loan loss allowance to net charge-offs (annualized)	5.24	x	5.00

Selected Average Balances
Assets	$23,443,113		21,735,352	1,707,761	7.9
Loans	13,503,093		12,296,600	1,206,493	9.8
Investment securities (3)	6,524,237		6,193,294	330,943	5.3
Core deposits	13,317,730		12,896,801	420,929	3.3
Stockholders’ equity	2,804,620		2,699,411	105,209	3.9

(1)	See reconcilement of GAAP net income to net income excluding merger-related expenses, a non-GAAP measure, on page 24.
(2)	Ratios computed excluding loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.

NATIONAL COMMERCE FINANCIAL CORPORATION

Current Quarter Consolidated Statements of Income

(In Thousands Except Share and Per Share Data)

	Three Months Ended		% Change Fav/(Unfav)	Three Months Ended		% Change Fav/(Unfav)
	6/30/2004	3/31/2004		6/30/2004	6/30/2003
Income Statement
Loan income (TE)	$190,774	184,637	3.3	190,774	190,239.3
Securities income (TE)	78,883	81,925	(3.7)	78,883	81,215	(2.9)
Other interest income (TE)	655	782	(16.2)	655	357	83.5

Total interest income (TE)	270,312	267,344	1.1	270,312	271,811	(.6)

Savings/NOW and money market expense	8,839	8,990	1.7	8,839	11,006	19.7
Jumbo and brokered CD expense	7,073	6,416	(10.2)	7,073	7,378	4.1
Consumer time deposit expense	31,198	32,353	3.6	31,198	36,800	15.2

Interest expense on deposits	47,110	47,759	1.4	47,110	55,184	14.6
Short-term borrowed funds expense	4,924	4,565	(7.9)	4,924	4,698	(4.8)
FHLB advances expense	15,968	15,602	(2.3)	15,968	21,397	25.4
Trust preferred securities and long-term debt expense	1,545	1,530	(1.0)	1,545	2,133	27.6

Total interest expense	69,547	69,456	(.1)	69,547	83,412	16.6

Net interest income (TE)	200,765	197,888	1.5	200,765	188,399	6.6
Taxable equivalent adjustment	6,779	6,817.6		6,779	7,218	6.1

Net interest income	193,986	191,071	1.5	193,986	181,181	7.1
Provision for loan losses	12,845	12,088	(6.3)	12,845	13,376	4.0

Net interest income after provision	181,141	178,983	1.2	181,141	167,805	7.9

Service charges on deposits	44,973	41,026	9.6	44,973	43,500	3.4
Other service charges and fees	9,467	8,437	12.2	9,467	9,721	(2.6)
Broker/dealer revenue	26,711	25,762	3.7	26,711	28,152	(5.1)
Asset management	15,986	16,498	(3.1)	15,986	13,356	19.7
Mortgage banking income	13,459	7,383	82.3	13,459	11,458	17.5
Equity earnings from First Market Bank	1,402	1,285	9.1	1,402	1,071	30.9
Other	11,470	8,584	33.6	11,470	7,700	49.0
Gain (loss) on branch sale	714	45	1486.7	714	—	—
Investment securities gains, net	66	10,918	(99.4)	66	2,460	(97.3)

Total noninterest income	124,248	119,938	3.6	124,248	117,418	5.8

Personnel	77,807	79,121	1.7	77,807	77,483	(.4)
Occupancy	13,413	13,407	—	13,413	13,292	(.9)
Equipment	7,194	7,233.5		7,194	7,992	10.0
Core deposit amortization	12,901	13,639	5.4	12,901	15,673	17.7
First Mercantile litigation	—	—	—	—	1,041	100.0
Employment contract terminations	—	—	—	—	14,108	100.0
Debt retirement/prepayment penalties	—	—	—	—	(326)	100.0
Merger-related expenses	8,290	—	—	8,290	—	—
Other	55,052	50,326	(9.4)	55,052	51,341	(7.2)

Total noninterest expense	174,657	163,726	(6.7)	174,657	180,604	3.3

Income before income taxes	130,732	135,195	(3.3)	130,732	104,619	25.0
Income taxes	45,641	44,951	(1.5)	45,641	33,112	(37.8)

Net income from continuing operations	85,091	90,244	(5.7)	85,091	71,507	19.0
Discontinued operation - merchant processing	—	—	—	—	—	—

Net income	$85,091	90,244	(5.7)	85,091	71,507	19.0

Average Common Shares Outstanding
Basic	204,340,479	204,978,998		204,340,479	204,628,675
Diluted	206,736,883	207,082,844		206,736,883	205,700,819

Earnings and Dividends Per Share
Basic	$.42	.44	(4.5)	.42	.35	20.0
Diluted	.41	.44	(6.8)	.41	.35	17.1

Cash dividends	.20	.20	—	.20	.17	17.6

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter Consolidated Statements of Income

(In Thousands Except Share and Per Share Data)

	Three Months Ended
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Income Statement
Loan income (TE)	$190,774	184,637	190,799	188,073	190,239
Securities income (TE)	78,883	81,925	81,051	78,836	81,215
Other interest income (TE)	655	782	1,125	303	357

Total interest income (TE)	270,312	267,344	272,975	267,212	271,811

Savings/NOW and money market expense	8,839	8,990	9,287	9,372	11,006
Jumbo and brokered CD expense	7,073	6,416	6,354	6,452	7,378
Consumer time deposit expense	31,198	32,353	32,769	33,981	36,800

Interest expense on deposits	47,110	47,759	48,410	49,805	55,184
Short-term borrowed funds expense	4,924	4,565	4,532	4,619	4,698
FHLB advances expense	15,968	15,602	15,722	18,236	21,397
Trust preferred securities and long-term debt expense	1,545	1,530	1,920	2,036	2,133

Total interest expense	69,547	69,456	70,584	74,696	83,412

Net interest income (TE)	200,765	197,888	202,391	192,516	188,399
Taxable equivalent adjustment	6,779	6,817	6,963	7,057	7,218

Net interest income	193,986	191,071	195,428	185,459	181,181
Provision for loan losses	12,845	12,088	12,382	14,972	13,376

Net interest income after provision	181,141	178,983	183,046	170,487	167,805

Service charges on deposits	44,973	41,026	41,211	42,295	43,500
Other service charges and fees	9,467	8,437	8,303	9,565	9,721
Broker/dealer revenue	26,711	25,762	21,560	24,739	28,152
Asset management	15,986	16,498	16,234	14,828	13,356
Mortgage banking income	13,459	7,383	8,646	16,943	11,458
Equity earnings from First Market Bank	1,402	1,285	1,219	1,314	1,071
Other	11,470	8,584	8,994	8,777	7,700
Gain (loss) on branch sale	714	45	2,200	7,055	—
Investment securities gains (losses), net	66	10,918	3,338	(4,512)	2,460

Total noninterest income	124,248	119,938	111,705	121,004	117,418

Personnel	77,807	79,121	75,404	79,726	77,483
Occupancy	13,413	13,407	13,244	14,898	13,292
Equipment	7,194	7,233	7,399	7,509	7,992
Core deposit amortization	12,901	13,639	14,337	15,062	15,673
First Mercantile litigation	—	—	—	—	1,041
Employment contract terminations	—	—	987	604	14,108
Debt retirement/prepayment penalties (gains)	—	—	—	31,987	(326)
Merger-related expenses	8,290	—	—	—	—
Other	55,052	50,326	50,865	51,709	51,341

Total noninterest expense	174,657	163,726	162,236	201,495	180,604

Income before income taxes	130,732	135,195	132,515	89,996	104,619
Income taxes	45,641	44,951	43,014	28,329	33,112

Net income from continuing operations	85,091	90,244	89,501	61,667	71,507
Discontinued operation - merchant processing	—	—	767	24,142	—

Net income	$85,091	90,244	90,268	85,809	71,507

Average Common Shares Outstanding
Basic	204,340,479	204,978,998	204,953,486	204,609,099	204,628,675
Diluted	206,736,883	207,082,844	207,009,648	206,005,174	205,700,819

Earnings and Dividends Per Share
Basic	$.42	.44	.44	.42	.35
Diluted	.41	.44	.44	.42	.35

Cash dividends	.20	.20	.20	.20	.17

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Consolidated Statements of Income

(In Thousands Except Share and Per Share Data)

	Six Months Ended		$ Change Fav/(Unfav)	% Change Fav/(Unfav)
	6/30/2004	6/30/2003
Income Statement
Loan income (TE)	$375,411	390,100	(14,689)	(3.8)
Securities income (TE)	160,808	151,478	9,330	6.2
Other interest income (TE)	1,437	549	888	161.7

Total interest income (TE)	537,656	542,127	(4,471)	(.8)

Savings/NOW and money market expense	17,829	22,963	5,134	22.4
Jumbo and brokered CD expense	13,489	14,567	1,078	7.4
Consumer time deposit expense	63,551	74,942	11,391	15.2

Interest expense on deposits	94,869	112,472	17,603	15.7
Short-term borrowed funds expense	9,489	9,066	(423)	(4.7)
FHLB advances expense	31,570	43,515	11,945	27.5
Trust preferred securities and long-term debt expense	3,075	4,293	1,218	28.4

Total interest expense	139,003	169,346	30,343	17.9

Net interest income (TE)	398,653	372,781	25,872	6.9
Taxable equivalent adjustment	13,596	14,158	(562)	(4.0)

Net interest income	385,057	358,623	26,434	7.4
Provision for loan losses	24,933	21,060	(3,873)	(18.4)

Net interest income after provision	360,124	337,563	22,561	6.7

Service charges on deposits	85,999	84,750	1,249	1.5
Other service charges and fees	17,904	19,062	(1,158)	(6.1)
Broker/dealer revenue	52,473	49,233	3,240	6.6
Asset management	32,484	25,738	6,746	26.2
Mortgage banking income	20,842	21,112	(270)	(1.3)
Equity earnings from First Market Bank	2,687	1,997	690	34.6
Other	20,054	15,342	4,712	30.7
Gain (loss) on branch sale	759	(145)	904	(623.4)
Investment securities gains, net	10,984	4,924	6,060	123.1

Total noninterest income	244,186	222,013	22,173	10.0

Personnel	156,928	154,936	(1,992)	(1.3)
Occupancy	26,820	26,196	(624)	(2.4)
Equipment	14,427	15,397	970	6.3
Core deposit amortization	26,540	31,957	5,417	17.0
First Mercantile litigation	—	20,695	20,695	100.0
Employment contract terminations	—	14,108	14,108	100.0
Debt retirement/prepayment penalties (gains)	—	(326)	(326)	100.0
Merger-related expenses	8,290	—	(8,290)	—
Other	105,378	97,745	(7,633)	(7.8)

Total noninterest expense	338,383	360,708	22,325	6.2

Income before income taxes	265,927	198,868	67,059	33.7
Income taxes	90,592	63,271	(27,321)	(43.2)

Net income from continuing operations	175,335	135,597	39,738	29.3
Discontinued operation - merchant processing	—	—	—	—

Net income	$175,335	135,597	39,738	29.3

Average Common Shares Outstanding
Basic	204,659,739	204,947,925
Diluted	206,909,864	206,225,344

Earnings and Dividends Per Share
Basic	$.86	.66	.20	30.3
Diluted	.85	.66	.19	28.8

Cash dividends	.40	.34	.06	17.6

NATIONAL COMMERCE FINANCIAL CORPORATION

Current Quarter Operating Segment Statements of Income

(In Thousands)

	Three Months Ended		% Change Fav/(Unfav)	Three Months Ended		% Change Fav/(Unfav)
	6/30/04	3/31/04		6/30/04	6/30/03
Traditional Banking
Net interest income (TE)	$193,524	190,886	1.4	193,524	183,113	5.7
Provision for loan losses	(12,845)	(12,088)	(6.3)	(12,845)	(13,376)	4.0
Gain (loss) on branch sale	714	45	(1486.7)	714	—	—
Other noninterest income	69,050	68,789.4		69,050	65,301	5.7
Intangibles amortization	(12,901)	(13,639)	5.4	(12,901)	(15,673)	17.7
Employment contract terminations	—	—	—	—	(14,108)	100.0
Debt retirement/prepayment (penalties) gains	—	—	—	—	326	100.0
Merger-related expenses	(8,290)	—	—	(8,290)	—	—
Other noninterest expense	(112,800)	(111,756)	(.9)	(112,800)	(111,313)	(1.3)

Income before income taxes (TE)	116,452	122,237	(4.7)	116,452	94,270	23.5
Income taxes	44,207	44,056	(.3)	44,207	33,479	(32.0)

Net income	$72,245	78,181	(7.6)	72,245	60,791	18.8

Financial Enterprises
Net interest income (TE)	$7,241	7,002	3.4	7,241	5,286	37.0
Other noninterest income	56,409	53,068	6.3	56,409	54,215	4.0
First Mercantile litigation	—	—	—	—	(1,041)	100.0
Other noninterest expense	(42,591)	(40,295)	(5.7)	(42,591)	(40,893)	(4.2)

Income before income taxes (TE)	21,059	19,775	6.5	21,059	17,567	19.9
Income taxes	8,213	7,712	(6.5)	8,213	6,851	(19.9)

Net income	$12,846	12,063	6.5	12,846	10,716	19.9

Fully Consolidated
Net interest income (TE)	$200,765	197,888	1.5	200,765	188,399	6.6
Provision for loan losses	(12,845)	(12,088)	(6.3)	(12,845)	(13,376)	4.0
Gain (loss) on branch sale	714	45	(1486.7)	714	—	—
Other noninterest income	123,534	119,893	3.0	123,534	117,418	5.2
Intangibles amortization	(12,901)	(13,639)	5.4	(12,901)	(15,673)	17.7
First Mercantile litigation	—	—	—	—	(1,041)	100.0
Employment contract terminations	—	—	—	—	(14,108)	100.0
Debt retirement/prepayment (penalties) gains	—	—	—	—	326	100.0
Merger-related expenses	(8,290)	—	—	(8,290)	—	—
Other noninterest expense	(153,466)	(150,087)	(2.3)	(153,466)	(150,108)	(2.2)

Income before income taxes (TE)	137,511	142,012	(3.2)	137,511	111,837	23.0
Income taxes	52,420	51,768	(1.3)	52,420	40,330	(30.0)

Net income	$85,091	90,244	(5.7)	85,091	71,507	19.0

(1)	Inter-segment eliminations are not separately presented.

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter Operating Segment Statements of Income

(In Thousands)

	Three Months Ended
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Traditional Banking
Net interest income (TE)	$193,524	190,886	195,876	187,218	183,113
Provision for loan losses	(12,845)	(12,088)	(12,382)	(14,972)	(13,376)
Gain (loss) on branch sale	714	45	2,200	7,055	—
Other noninterest income	69,050	68,789	63,246	63,926	65,301
Intangibles amortization	(12,901)	(13,639)	(14,337)	(15,062)	(15,673)
Employment contract terminations	—	—	(987)	(604)	(14,108)
Debt retirement/prepayment (penalties) gains	—	—	—	(31,987)	326
Merger-related expenses	(8,290)	—	—	—	—
Other noninterest expense	(112,800)	(111,756)	(109,390)	(114,846)	(111,313)

Income before income taxes (TE)	116,452	122,237	124,226	80,728	94,270
Income taxes	44,207	44,056	45,515	27,533	33,479

Net income	$72,245	78,181	78,711	53,195	60,791

Financial Enterprises
Net interest income (TE)	$7,241	7,002	6,515	5,298	5,286
Other noninterest income	56,409	53,068	48,104	51,965	54,215
Intangibles amortization	—	—	—	—	—
First Mercantile litigation	—	—	—	—	(1,041)
Other noninterest expense	(42,591)	(40,295)	(39,367)	(40,938)	(40,893)

Income before income taxes (TE)	21,059	19,775	15,252	16,325	17,567
Income taxes	8,213	7,712	4,462	7,853	6,851

Net income from continuing operations	12,846	12,063	10,790	8,472	10,716
Discontinued operation - merchant processing	—	—	767	24,142	—

Net income	$12,846	12,063	11,557	32,614	10,716

Fully Consolidated
Net interest income (TE)	$200,765	197,888	202,391	192,516	188,399
Provision for loan losses	(12,845)	(12,088)	(12,382)	(14,972)	(13,376)
Gain (loss) on branch sale	714	45	2,200	7,055	—
Other noninterest income	123,534	119,893	109,505	113,949	117,418
Intangibles amortization	(12,901)	(13,639)	(14,337)	(15,062)	(15,673)
First Mercantile litigation	—	—	—	—	(1,041)
Employment contract terminations	—	—	(987)	(604)	(14,108)
Debt retirement/prepayment (penalties) gains	—	—	—	(31,987)	326
Merger-related expenses	(8,290)	—	—	—	—
Other noninterest expense	(153,466)	(150,087)	(146,912)	(153,842)	(150,108)

Income before income taxes (TE)	137,511	142,012	139,478	97,053	111,837
Income taxes	52,420	51,768	49,977	35,386	40,330

Net income from continuing operations	85,091	90,244	89,501	61,667	71,507
Discontinued operation - merchant processing	—	—	767	24,142	—

Net income	$85,091	90,244	90,268	85,809	71,507

(1)	Inter-segment eliminations are not separately presented.

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Operating Segment Statements of Income

(In Thousands)

	Six Months Ended		$ Change Fav/(Unfav)	% Change Fav/(Unfav)
	6/30/2004	6/30/2003
Traditional Banking
Net interest income (TE)	$384,410	362,280	22,130	6.1
Provision for loan losses	(24,933)	(21,060)	(3,873)	(18.4)
Gain on branch sale	759	(145)	904	623.4
Other noninterest income	137,839	125,446	12,393	9.9
Intangibles amortization	(26,540)	(31,957)	5,417	17.0
Employment contract terminations	—	(14,108)	14,108	100.0
Debt retirement/prepayment (penalties) gains	—	326	(326)	100.0
Merger-related expenses	(8,290)	—	(8,290)	—
Other noninterest expense	(224,556)	(220,910)	(3,646)	(9.2)

Income before income taxes (TE)	238,689	199,872	38,817	19.4
Income taxes	88,263	72,299	(15,964)	(22.1)

Net income	$150,426	127,573	22,853	17.9

Financial Enterprises
Net interest income (TE)	$14,243	10,501	3,742	35.6
Other noninterest income	109,477	98,972	10,505	10.6
First Mercantile litigation	—	(20,695)	20,695	100.0
Other noninterest expense	(82,886)	(75,624)	(7,262)	(9.6)

Income before income taxes (TE)	40,834	13,154	27,680	210.4
Income taxes	15,925	5,130	(10,795)	(210.4)

Net income	$24,909	8,024	16,885	210.4

Fully Consolidated
Net interest income (TE)	$398,653	372,781	25,872	6.9
Provision for loan losses	(24,933)	(21,060)	(3,873)	(18.4)
Gain (loss) on branch sale	759	(145)	904	623.4
Other noninterest income	243,427	222,158	21,269	9.6
Intangibles amortization	(26,540)	(31,957)	5,417	17.0
First Mercantile litigation	—	(20,695)	20,695	100.0
Employment contract terminations	—	(14,108)	14,108	100.0
Debt retirement/prepayment (penalties) gains	—	326	(326)	100.0
Merger-related expenses	(8,290)	—	(8,290)	—
Other noninterest expense	(303,553)	(294,274)	(9,279)	(8.8)

Income before income taxes (TE)	279,523	213,026	66,497	31.2
Income taxes	104,188	77,429	(26,759)	(34.6)

Net income	$175,335	135,597	39,738	29.3

(1)	Inter-segment eliminations are not separately presented.

NATIONAL COMMERCE FINANCIAL CORPORATION

Current Quarter Average Balance Sheets

(In Thousands)

	Three Months Ended		% Inc/(Decr)	Three Months Ended		% Inc/(Decr)
	6/30/2004	3/31/2004		6/30/2004	6/30/2003
Assets
Cash and due from banks	$459,043	431,289	6.4	459,043	422,653	8.6
Time deposits in other banks	4,467	38,023	(88.3)	4,467	5,742	(22.2)
Federal funds sold and other short-term investments	275,289	178,951	53.8	275,289	107,462	156.2
Investment securities (1)	6,406,063	6,642,411	(3.6)	6,406,063	6,674,537	(4.0)
Trading securities	308,778	259,602	18.9	308,778	120,999	155.2
Loans held for sale	266,632	212,075	25.7	266,632	394,321	(32.4)

Loans:
Commercial	3,989,932	3,868,332	3.1	3,989,932	3,492,900	14.2
Construction and commercial real estate	3,821,442	3,760,015	1.6	3,821,442	3,690,766	3.5
Mortgage	1,084,409	954,352	13.6	1,084,409	764,975	41.8
Consumer	4,654,320	4,441,559	4.8	4,654,320	4,059,490	14.7
Revolving credit	86,564	85,246	1.5	86,564	78,142	10.8
Lease financing	130,008	130,008.0		130,008	133,952	(2.9)

Total portfolio loans	13,766,675	13,239,512	4.0	13,766,675	12,220,225	12.7
Allowance for loan losses	174,257	171,087	1.9	174,257	164,108	6.2

Net loans	13,592,418	13,068,425	4.0	13,592,418	12,056,117	12.7

Bank owned life insurance	331,286	243,306	36.2	331,286	231,397	43.2
Investment in First Market Bank	34,342	32,946	4.2	34,342	29,248	17.4
Premises and equipment	261,521	265,599	(1.5)	261,521	276,227	(5.3)
Goodwill	1,090,126	1,087,115.3		1,090,126	1,082,077.7
Core deposit intangibles	152,523	165,967	(8.1)	152,523	213,065	(28.4)
Other assets	559,402	518,355	7.9	559,402	559,550.0

Total assets	$23,741,890	23,144,064	2.6	23,741,890	22,173,395	7.1

Liabilities
Deposits:
Demand deposits (noninterest-bearing)	$2,700,613	2,514,792	7.4	2,700,613	2,375,641	13.7
Savings, NOW and money market accounts	5,824,697	5,816,757.1		5,824,697	5,765,351	1.0
Jumbo and brokered certificates of deposit	2,522,513	2,290,967	10.1	2,522,513	2,032,881	24.1
Time deposits	4,865,314	4,913,286	(1.0)	4,865,314	4,915,988	(1.0)

Total deposits	15,913,137	15,535,802	2.4	15,913,137	15,089,861	5.5
Short-term borrowings	1,741,327	1,697,317	2.6	1,741,327	1,388,604	25.4
FHLB advances	2,495,581	2,351,862	6.1	2,495,581	2,197,173	13.6
Trust preferred securities and long-term debt	282,425	278,344	1.5	282,425	299,247	(5.6)
Other liabilities	483,149	497,784	(2.9)	483,149	495,573	(2.5)

Total liabilities	20,915,619	20,361,109	2.7	20,915,619	19,470,458	7.4

Stockholders’ Equity
Common stock	408,681	409,958	(.3)	408,681	409,257	(.1)
Additional paid-in capital	1,707,520	1,730,778	(1.3)	1,707,520	1,735,104	(1.6)
Retained earnings	697,268	636,800	9.5	697,268	512,491	36.1
Accumulated other comprehensive income	12,802	5,419	136.2	12,802	46,085	(72.2)

Total stockholders’ equity	2,826,271	2,782,955	1.6	2,826,271	2,702,937	4.6

Total liabilities and stockholders’ equity	$23,741,890	23,144,064	2.6	23,741,890	22,173,395	7.1

(1)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter Average Balance Sheets

(In Thousands)

	Three Months Ended
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Assets
Cash and due from banks	$459,043	431,289	458,469	450,576	422,653
Time deposits in other banks	4,467	38,023	64,169	5,726	5,742
Federal funds sold and other short-term investments	275,289	178,951	142,362	148,627	107,462
Investment securities (1)	6,406,063	6,642,411	6,626,168	6,688,614	6,674,537
Trading securities	308,778	259,602	188,287	136,198	120,999
Loans held for sale	266,632	212,075	226,446	328,968	394,321

Loans:
Commercial	3,989,932	3,868,332	3,732,128	3,547,153	3,492,900
Construction and commercial real estate	3,821,442	3,760,015	3,776,419	3,785,911	3,690,766
Mortgage	1,084,409	954,352	994,567	986,189	764,975
Consumer	4,654,320	4,441,559	4,278,651	4,207,450	4,059,490
Revolving credit	86,564	85,246	82,922	80,631	78,142
Lease financing	130,008	130,008	128,188	129,000	133,952

Total portfolio loans	13,766,675	13,239,512	12,992,875	12,736,334	12,220,225
Allowance for loan losses	174,257	171,087	171,580	168,160	164,108

Net loans	13,592,418	13,068,425	12,821,295	12,568,174	12,056,117

Bank owned life insurance	331,286	243,306	239,161	235,741	231,397
Investment in First Market Bank	34,342	32,946	31,803	30,471	29,248
Premises and equipment	261,521	265,599	271,113	276,435	276,227
Goodwill	1,090,126	1,087,115	1,085,565	1,083,340	1,082,077
Core deposit intangibles	152,523	165,967	180,879	197,593	213,065
Other assets	559,402	518,355	509,981	576,836	559,550

Total assets	$23,741,890	23,144,064	22,845,698	22,727,299	22,173,395

Liabilities
Deposits:
Demand deposits (noninterest-bearing)	$2,700,613	2,514,792	2,554,870	2,565,673	2,375,641
Savings, NOW and money market accounts	5,824,697	5,816,757	5,799,594	5,845,036	5,765,351
Jumbo and brokered certificates of deposit	2,522,513	2,290,967	2,207,988	2,166,011	2,032,881
Time deposits	4,865,314	4,913,286	4,789,305	4,770,283	4,915,988

Total deposits	15,913,137	15,535,802	15,351,757	15,347,003	15,089,861
Short-term borrowings	1,741,327	1,697,317	1,685,250	1,608,179	1,388,604
FHLB advances	2,495,581	2,351,862	2,312,746	2,218,184	2,197,173
Trust preferred securities and long-term debt	282,425	278,344	299,867	297,701	299,247
Other liabilities	483,149	497,784	450,613	522,151	495,573

Total liabilities	20,915,619	20,361,109	20,100,233	19,993,218	19,470,458

Stockholders’ Equity
Common stock	408,681	409,958	409,907	409,218	409,257
Additional paid-in capital	1,707,520	1,730,778	1,737,372	1,733,149	1,735,104
Retained earnings	697,268	636,800	593,057	544,342	512,491
Accumulated other comprehensive income	12,802	5,419	5,129	47,372	46,085

Total stockholders’ equity	2,826,271	2,782,955	2,745,465	2,734,081	2,702,937

Total liabilities and stockholders’ equity	$23,741,890	23,144,064	22,845,698	22,727,299	22,173,395

(1)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Average Balance Sheets

(In Thousands)

	Year Ended		$ Change	% Change
	6/30/2004	6/30/2003
Assets
Cash and due from banks	$445,166	410,675	34,491	8.4
Time deposits in other banks	21,245	7,648	13,597	177.8
Federal funds sold and other short-term investments	227,120	79,480	147,640	185.8
Investment securities (1)	6,524,237	6,193,294	330,943	5.3
Trading securities	284,190	104,340	179,850	172.4
Loans held for sale	239,354	404,705	(165,351)	(40.9)

Loans:
Commercial	3,929,132	3,422,322	506,810	14.8
Construction and commercial real estate	3,790,729	3,684,267	106,462	2.9
Mortgage	1,019,380	974,530	44,850	4.6
Consumer	4,547,939	4,002,704	545,235	13.6
Revolving credit	85,905	77,544	8,361	10.8
Lease financing	130,008	135,233	(5,225)	(3.9)

Total portfolio loans	13,503,093	12,296,600	1,206,493	9.8
Allowance for loan losses	172,672	163,658	9,014	5.5

Net loans	13,330,421	12,132,942	1,197,479	9.9

Bank owned life insurance	287,296	229,814	57,482	25.0
Investment in First Market Bank	33,644	28,803	4,841	16.8
Premises and equipment	263,600	267,469	(3,869)	(1.4)
Goodwill	1,088,621	1,079,613	9,008.8
Core deposit intangibles	159,245	221,010	(61,765)	(27.9)
Other assets	538,974	575,559	(36,585)	(6.4)

Total assets	$23,443,113	21,735,352	1,707,761	7.9

Liabilities
Deposits:
Demand deposits (noninterest-bearing)	$2,607,703	2,258,620	349,083	15.5
Savings, NOW and money market accounts	5,820,727	5,725,246	95,481	1.7
Jumbo and brokered certificates of deposit	2,406,740	1,915,194	491,546	25.7
Time deposits	4,889,300	4,912,935	(23,635)	(.5)

Total deposits	15,724,470	14,811,995	912,475	6.2
Short-term borrowings	1,719,322	1,319,415	399,907	30.3
FHLB advances	2,423,721	2,127,422	296,299	13.9
Trust preferred securities and long-term debt	280,384	298,003	(17,619)	(5.9)
Other liabilities	490,596	479,106	11,490	2.4

Total liabilities	20,638,493	19,035,941	1,602,552	8.4

Stockholders’ Equity
Common stock	409,319	409,896	(577)	(.1)
Additional paid-in capital	1,719,149	1,742,216	(23,067)	(1.3)
Retained earnings	667,041	498,928	168,113	33.7
Accumulated other comprehensive income	9,111	48,371	(39,260)	(81.2)

Total stockholders’ equity	2,804,620	2,699,411	105,209	3.9

Total liabilities and stockholders’ equity	$23,443,113	21,735,352	1,707,761	7.9

(1)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.

NATIONAL COMMERCE FINANCIAL CORPORATION

Current Quarter End of Period Balance Sheets

(In Thousands)

	As of		% Inc/(Decr)	As of		% Inc/(Decr)
	6/30/2004	3/31/2004		6/30/2004	6/30/2003
Assets
Cash and due from banks	$568,360	458,494	24.0	568,360	536,123	6.0
Time deposits in other banks	7,803	4,552	71.4	7,803	5,265	48.2
Federal funds sold and other short-term investments	267,182	164,818	62.1	267,182	160,383	66.6
Investment securities:
Available for sale	5,116,531	4,858,421	5.3	5,116,531	5,311,700	(3.7)
Held to maturity	1,140,777	1,358,756	(16.0)	1,140,777	1,444,517	(21.0)
Trading securities	245,913	257,338	(4.4)	245,913	105,923	132.2
Loans held for sale	334,156	277,778	20.3	334,156	498,447	(33.0)

Loans:
Commercial	4,058,205	3,935,130	3.1	4,058,205	3,570,337	13.7
Construction and commercial real estate	3,919,168	3,765,122	4.1	3,919,168	3,719,164	5.4
Mortgage	1,161,352	970,923	19.6	1,161,352	783,615	48.2
Consumer	4,832,412	4,531,275	6.6	4,832,412	4,128,195	17.1
Revolving credit	88,821	85,718	3.6	88,821	79,437	11.8
Lease financing	131,312	130,399.7		131,312	130,698.5

Total portfolio loans	14,191,270	13,418,567	5.8	14,191,270	12,411,446	14.3
Allowance for loan losses	178,438	173,384	2.9	178,438	167,316	6.6

Net loans	14,012,832	13,245,183	5.8	14,012,832	12,244,130	14.4
Bank owned life insurance	349,473	244,842	42.7	349,473	233,452	49.7
Investment in First Market Bank	35,214	33,811	4.1	35,214	29,995	17.4
Premises and equipment	245,279	261,699	(6.3)	245,279	275,612	(11.0)
Goodwill	1,090,101	1,090,117	(.0)	1,090,101	1,083,157.6
Core deposit intangibles	145,899	158,800	(8.1)	145,899	204,959	(28.8)
Other assets	484,597	623,913	(22.3)	484,597	546,328	(11.3)

Total assets	$24,044,117	23,038,522	4.4	24,044,117	22,679,991	6.0

Liabilities
Deposits:
Demand deposits (noninterest-bearing)	$2,862,746	2,705,354	5.8	2,862,746	2,657,291	7.7
Savings, NOW and money market accounts	5,804,172	5,871,488	(1.1)	5,804,172	5,849,113	(.8)
Jumbo and brokered certificates of deposit	2,464,471	2,321,673	6.2	2,464,471	2,063,785	19.4
Time deposits	4,883,076	4,892,453	(.2)	4,883,076	4,876,012.1

Total deposits	16,014,465	15,790,968	1.4	16,014,465	15,446,201	3.7
Short-term borrowings	1,708,305	1,671,568	2.2	1,708,305	1,465,425	16.6
FHLB advances	2,875,720	1,875,893	53.3	2,875,720	2,274,384	26.4
Trust preferred securities and long-term debt	285,158	279,973	1.9	285,158	295,049	(3.4)
Other liabilities	378,357	621,181	(39.1)	378,357	478,497	(20.9)

Total liabilities	21,262,005	20,239,583	5.1	21,262,005	19,959,556	6.5

Stockholders’ Equity
Common stock	410,008	407,822.5		410,008	408,770.3
Additional paid-in capital	1,722,205	1,700,765	1.3	1,722,205	1,730,367	(.5)
Retained earnings	720,632	676,622	6.5	720,632	533,462	35.1
Accumulated other comprehensive income	(70,733)	13,730	(615.2)	(70,733)	47,836	(247.9)

Total stockholders’ equity	2,782,112	2,798,939	(.6)	2,782,112	2,720,435	2.3

Total liabilities and stockholders’ equity	$24,044,117	23,038,522	4.4	24,044,117	22,679,991	6.0

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter End of Period Balance Sheets

(In Thousands Except Share and Per Share Data)

	As of
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Assets
Cash and due from banks	$568,360	458,494	558,313	520,138	536,123
Time deposits in other banks	7,803	4,552	64,174	9,335	5,265
Federal funds sold and other short-term investments	267,182	164,818	129,722	105,629	160,383
Investment securities:
Available for sale	5,116,531	4,858,421	5,238,429	5,254,107	5,311,700
Held to maturity	1,140,777	1,358,756	1,380,571	1,448,778	1,444,517
Trading securities	245,913	257,338	280,649	175,048	105,923
Loans held for sale	334,156	277,778	215,132	364,606	498,447

Loans:
Commercial	4,058,205	3,935,130	3,820,585	3,654,366	3,570,337
Construction and commercial real estate	3,919,168	3,765,122	3,723,336	3,854,437	3,719,164
Mortgage	1,161,352	970,923	933,057	939,532	783,615
Consumer	4,832,412	4,531,275	4,342,695	4,238,782	4,128,195
Revolving credit	88,821	85,718	84,534	81,916	79,437
Lease financing	131,312	130,399	130,741	128,741	130,698

Total portfolio loans	14,191,270	13,418,567	13,034,948	12,897,774	12,411,446
Allowance for loan losses	178,438	173,384	170,452	172,186	167,316

Net loans	14,012,832	13,245,183	12,864,496	12,725,588	12,244,130

Bank owned life insurance	349,473	244,842	241,481	237,840	233,452
Investment in First Market Bank	35,214	33,811	32,527	31,309	29,995
Premises and equipment	245,279	261,699	266,401	273,395	275,612
Goodwill	1,090,101	1,090,117	1,085,565	1,085,565	1,083,157
Core deposit intangibles	145,899	158,800	172,658	187,867	204,959
Other assets	484,597	623,913	486,798	470,884	546,328

Total assets	$24,044,117	23,038,522	23,016,916	22,890,089	22,679,991

Liabilities
Deposits:
Demand deposits (noninterest-bearing)	$2,862,746	2,705,354	2,602,026	2,672,509	2,657,291
Savings, NOW and money market accounts	5,804,172	5,871,488	5,878,002	5,813,981	5,849,113
Jumbo and brokered certificates of deposit	2,464,471	2,321,673	2,206,736	2,277,003	2,063,785
Time deposits	4,883,076	4,892,453	4,862,823	4,695,840	4,876,012

Total deposits	16,014,465	15,790,968	15,549,587	15,459,333	15,446,201
Short-term borrowings	1,708,305	1,671,568	1,671,908	1,641,172	1,465,425
FHLB advances	2,875,720	1,875,893	2,301,191	2,324,433	2,274,384
Trust preferred securities and long-term debt	285,158	279,973	277,996	303,248	295,049
Other liabilities	378,357	621,181	435,048	432,500	478,497

Total liabilities	21,262,005	20,239,583	20,235,730	20,160,686	19,959,556

Stockholders’ Equity
Common stock	410,008	407,822	410,273	409,617	408,770
Additional paid-in-capital	1,722,205	1,700,765	1,738,157	1,736,411	1,730,367
Retained earnings	720,632	676,622	627,406	578,249	533,462
Accumulated other comprehensive income	(70,733)	13,730	5,350	5,126	47,836

Total stockholders’ equity	2,782,112	2,798,939	2,781,186	2,729,403	2,720,435

Total liabilities and stockholders’ equity	$24,044,117	23,038,522	23,016,916	22,890,089	22,679,991

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Rollforward of Stockholders’ Equity

(In Thousands Except for Share Data)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Other Comp. Income	Total Stockholders’ Equity
Balance January 1, 2003	205,408,183	$410,816	1,753,241	467,641	50,734	2,682,432

Net income	—	—	—	135,597	—	135,597

Restricted stock transactions, net	1,693	3	1,258	—	—	1,261

Options exercised, net of shares tendered	472,596	947	5,607	—	—	6,554

Shares repurchased and retired	(1,474,300)	(2,949)	(29,272)	—	—	(32,221)

Cash dividends ($.34 per share)	—	—	—	(69,776)	—	(69,776)

Change in minimum pension liability, net of applicable income taxes	—	—	—	—	(742)	(742)

Change in unrealized losses on investment securities available for sale, net of applicable income taxes	—	—	—	—	(1,955)	(1,955)

Change in unrealized loss on hedging instruments, net of applicable income taxes	—	—	—	—	(201)	(201)

Other transactions, net	(23,394)	(47)	(467)	—	—	(514)

Balance June 30, 2003	204,384,778	$408,770	1,730,367	533,462	47,836	2,720,435

Balance January 1, 2004	205,136,649	$410,273	1,738,157	627,406	5,350	2,781,186

Net income	—	—	—	175,335	—	175,335

Restricted stock transactions, net	37,200	74	297	—	—	371

Options exercised, net of shares tendered	2,128,005	4,257	45,328	—	—	49,585

Shares repurchased and retired	(2,408,906)	(4,818)	(62,532)	—	—	(67,350)

Cash dividends ($.40 per share)	—	—	—	(82,108)	—	(82,108)

Change in minimum pension liability, net of applicable income taxes	—	—	—	—	(113)	(113)

Change in unrealized gains on investment securities available for sale, net of applicable income taxes	—	—	—	—	(72,735)	(72,735)

Change in unrealized loss on hedging instruments, net of applicable income taxes	—	—	—	—	(3,236)	(3,236)

Other transactions, net	111,001	222	955	—	—	1,177

Balance June 30, 2004	205,003,949	$410,008	1,722,205	720,633	(70,734)	2,782,112

NATIONAL COMMERCE FINANCIAL CORPORATION

Current Quarter Asset Quality Analysis

(In Thousands )

As Of And For The Three Months Ended	% Inc/(Decr)	As Of And For The Three Months Ended	% Inc/(Decr)
6/30/04	3/31/04	6/30/04	6/30/03
Allowance For Loan Losses
Beginning balance	$173,384	170,452	1.7	173,384	162,842	6.5
Charge-offs:
Commercial	(1,820)	(1,600)	13.8	(1,820)	(893)	103.8
Construction and commercial real estate	—	—	—	—	(84)	(100.0)
Secured by real estate	(1,620)	(1,022)	58.5	(1,620)	(1,375)	17.8
Consumer	(5,150)	(6,565)	(21.6)	(5,150)	(6,289)	(18.1)
Revolving credit	(1,095)	(1,109)	(1.3)	(1,095)	(1,133)	(3.4)
Lease financing	(176)	(405)	(56.5)	(176)	(605)	(70.9)

Total charge-offs	(9,861)	(10,701)	(7.8)	(9,861)	(10,379)	(5.0)

Recoveries:
Commercial	690	219	215.1	690	261	164.4
Construction and commercial real estate	1	1.0	1	1.0
Secured by real estate	34	50	(32.0)	34	69	(50.7)
Consumer	997	967	3.1	997	824	21.0
Revolving credit	335	234	43.2	335	290	15.5
Lease financing	13	74	(82.4)	13	32	(59.4)

Total recoveries	2,070	1,545	34.0	2,070	1,477	40.1

Net charge-offs	(7,791)	(9,156)	(14.9)	(7,791)	(8,902)	(12.5)
Provision for loan losses	12,845	12,088	6.3	12,845	13,376	(4.0)
Changes from acquisitions (sales)	—	—	—	—	—	—

Ending balance	$178,438	173,384	2.9	178,438	167,316	6.6

Nonperforming Assets
Nonaccrual loans by loan type:
Commercial	$17,789	15,100	17.8	17,789	20,151	(11.7)
Construction and commercial real estate	12,166	12,455	(2.3)	12,166	7,014	73.5
Secured by real estate	2,185	2,660	(17.9)	2,185	1,901	14.9
Consumer	4,787	3,733	28.2	4,787	3,227	48.3
Lease financing	711	777	(8.5)	711	1,550	(54.1)

Total nonperforming loans	37,638	34,725	8.4	37,638	33,843	11.2
Foreclosed real estate	22,619	23,225	(2.6)	22,619	23,961	(5.6)

Nonperforming loans and foreclosed real estate	60,257	57,950	4.0	60,257	57,804	4.2
Other repossessed assets	5,125	6,108	(16.1)	5,125	8,420	(39.1)

Nonperforming assets	$65,382	64,058	2.1	65,382	66,224	(1.3)

Ninety days past due and accruing	$65,722	65,275.7	65,722	51,761	27.0

Asset Quality Ratios (1)
Net charge-offs (annualized) by loan type:
Commercial	.11%	.14	.11	.07
Construction and commercial real estate	.00	.00	.00	.01
Secured by real estate	.59	.41	.59	.68
Consumer	.36	.51	.36	.54
Revolving credit	3.53	4.13	3.53	4.33
Lease financing	.50	1.02	.50	1.72
Net loans charged-off (annualized) to average loans	.23	.28	.23	.29
Nonperforming loans to loans	.27	.26	.27	.27
Nonperforming loans and foreclosed real estate to loans and foreclosed real estate	.42	.43	.42	.46
Nonperforming assets to loans plus foreclosed real estate and other repossessed assets	.46	.48	.46	.53
Loan loss allowance to loans outstanding	1.26	1.29	1.26	1.35
Loan loss allowance to net charge-offs (annualized)	5.69	x	4.71	5.69	4.69
Loan loss allowance to nonperforming loans	4.74	4.99	4.74	4.94

(1)	Ratios computed excluding loans held for sale.

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter Asset Quality Analysis

(In Thousands)

As Of And For The Three Months Ended
6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Allowance For Loan Losses
Beginning balance	$173,384	170,452	172,186	167,316	162,842
Charge-offs:
Commercial	(1,820)	(1,600)	(7,348)	(3,023)	(893)
Construction and commercial real estate	—	—	(106)	(19)	(84)
Secured by real estate	(1,620)	(1,022)	(1,140)	(1,833)	(1,375)
Consumer	(5,150)	(6,565)	(6,048)	(5,355)	(6,289)
Revolving credit	(1,095)	(1,109)	(1,016)	(1,077)	(1,133)
Lease financing	(176)	(405)	(849)	(146)	(605)

Total charge-offs	(9,861)	(10,701)	(16,507)	(11,453)	(10,379)

Recoveries:
Commercial	690	219	1,280	218	261
Construction and commercial real estate	1	1	1	22	1
Secured by real estate	34	50	70	145	69
Consumer	997	967	693	705	824
Revolving credit	335	234	250	240	290
Lease financing	13	74	97	21	32

Total recoveries	2,070	1,545	2,391	1,351	1,477

Net charge-offs	(7,791)	(9,156)	(14,116)	(10,102)	(8,902)
Provision for loan losses	12,845	12,088	12,382	14,972	13,376
Changes from acquisitions (sales)	—	—	—	—	—

Ending balance	$178,438	173,384	170,452	172,186	167,316

Nonperforming Assets
Nonaccrual loans by loan type:
Commercial	$17,789	15,100	13,991	15,691	20,151
Construction and commercial real estate	12,166	12,455	10,944	13,911	7,014
Secured by real estate	2,185	2,660	1,701	239	1,901
Consumer	4,787	3,733	2,916	4,734	3,227
Lease financing	711	777	1,137	1,408	1,550

Total nonperforming loans	37,638	34,725	30,689	35,983	33,843
Foreclosed real estate	22,619	23,225	28,196	25,500	23,961

Nonperforming loans and foreclosed real estate	60,257	57,950	58,885	61,483	57,804
Other repossessed assets	5,125	6,108	4,638	5,138	8,420

Nonperforming assets	$65,382	64,058	63,523	66,621	66,224

Ninety days past due and accruing	$65,722	65,275	64,457	59,691	51,761

Asset Quality Ratios (1)
Net charge-offs (annualized) by loan type:
Commercial	.11%	.14	.65	.31	.07
Construction and commercial real estate	.00	.00	.01	.00	.01
Secured by real estate	.59	.41	.43	.68	.68
Consumer	.36	.51	.50	.44	.54
Revolving credit	3.53	4.13	3.66	4.12	4.33
Lease financing	.50	1.02	2.33	.38	1.72
Net loans charged-off (annualized) to average loans	.23	.28	.43	.31	.29
Nonperforming loans to loans	.27	.26	.24	.28	.27
Nonperforming loans and foreclosed real estate to loans and foreclosed real estate	.42	.43	.45	.48	.46
Nonperforming assets to loans plus foreclosed real estate and other repossessed assets	.46	.48	.49	.52	.53
Loan loss allowance to loans outstanding	1.26	1.29	1.31	1.34	1.35
Loan loss allowance to net charge-offs (annualized)	5.69	x	4.71	3.04	4.30	4.69
Loan loss allowance to nonperforming loans	4.74	4.99	5.55	4.79	4.94

(1)	Ratios computed excluding loans held for sale.

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Asset Quality Analysis

(In Thousands)

As Of And For The Six Months Ended	$ Change	% Inc/(Decr)
6/30/04	6/30/03
Allowance For Loan Losses
Beginning balance	$170,452	163,424	7,028	4.3
Charge-offs:
Commercial	(3,420)	(2,334)	(1,086)	46.5
Construction and commercial real estate	—	(225)	225	(100.0)
Secured by real estate	(2,642)	(2,102)	(540)	25.7
Consumer	(11,715)	(12,266)	551	(4.5)
Revolving credit	(2,204)	(2,074)	(130)	6.3
Lease financing	(581)	(658)	77	(11.7)

Total charge-offs	(20,562)	(19,659)	(903)	4.6

Recoveries:
Commercial	909	534	375	70.2
Construction and commercial real estate	2	8	(6)	(75.0)
Secured by real estate	84	95	(11)	(11.6)
Consumer	1,964	1,755	209	11.9
Revolving credit	569	612	(43)	(7.0)
Lease financing	87	69	18	26.1

Total recoveries	3,615	3,073	542	17.6

Net charge-offs	(16,947)	(16,586)	(361)	2.2
Provision for loan losses	24,933	21,060	3,873	18.4
Changes from acquisitions (sales)	—	(582)	582	(100.0)

Ending balance	$178,438	167,316	11,122	6.6

Asset Quality Ratios (1)
Net charge-offs by loan type:
Commercial	.13%	.11
Construction and commercial real estate	.00	.01
Secured by real estate	.50	.42
Consumer	.43	.53
Revolving credit	3.83	3.80
Lease financing	.76	.88
Net loans charged-off (annualized) to average loans	.25	.27
Loan loss allowance to loans outstanding	1.26	1.35
Loan loss allowance to net charge-offs (annualized)	5.24	x	5.00

(1)	Ratios computed excluding loans held for sale.

NATIONAL COMMERCE FINANCIAL CORPORATION

Five Quarter Average Balance Sheets and Net Interest Income Analysis

(In Thousands Except Share and Per Share Data)

	Three Months Ended
	6/30/2004			3/31/2004			12/31/2003			9/30/2003			6/30/2003
Taxable Equivalent Basis (1)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Earning assets:
Total loans (2)	$14,033,307	190,774	5.46%	13,451,587	184,637	5.52	13,219,321	190,799	5.73	13,065,302	188,073	5.72	12,614,546	190,239	6.05
Investment securities (3)	6,406,063	76,619	4.78	6,642,411	79,991	4.82	6,626,168	79,588	4.80	6,688,614	78,420	4.69	6,674,537	80,778	4.84
Trading securities	308,778	2,264	2.93	259,602	1,934	2.98	188,287	1,463	3.11	136,198	416	1.22	120,999	437	1.44
Time deposits in other banks	4,467	10.87		38,023	408	4.31	64,169	814	5.03	5,726	16	1.11	5,742	17	1.21
Federal funds sold and other short-term investments	275,289	645.94		178,951	374.84		142,362	311.87		148,627	287.76		107,462	340	1.27

Total earning assets	21,027,904	270,312	5.16	20,570,574	267,344	5.22	20,240,307	272,975	5.37	20,044,467	267,212	5.31	19,523,286	271,811	5.58

Non-earning assets:
Cash and due from banks	459,043			431,289			458,469			450,576			422,653
Bank owned life insurance	331,286			243,306			239,161			235,741			231,397
Investment in First Market Bank	34,342			32,946			31,803			30,471			29,248
Premises and equipment	261,521			265,599			271,113			276,435			276,227
Goodwill	1,090,126			1,087,115			1,085,565			1,083,340			1,082,077
Core deposit intangibles	152,523			165,967			180,879			197,593			213,065
Other assets, net	385,145			347,268			338,401			408,676			395,442

Total assets	$23,741,890			23,144,064			22,845,698			22,727,299			22,173,395

Interest-bearing liabilities
Interest-bearing deposits:
Savings, NOW and money market accounts	$5,824,697	8,839.61%		5,816,757	8,990.62		5,799,594	9,287.63		5,845,036	9,372.64		5,765,351	11,006.76
Jumbo and brokered certificates of deposit	2,522,513	7,073	1.13	2,290,967	6,416	1.13	2,207,988	6,354	1.14	2,166,011	6,452	1.18	2,032,881	7,378	1.46
Time deposits	4,865,314	31,198	2.58	4,913,286	32,353	2.65	4,789,305	32,769	2.71	4,770,283	33,981	2.82	4,915,988	36,800	3.00

Total interest-bearing deposits	13,212,524	47,110	1.43	13,021,010	47,759	1.48	12,796,887	48,410	1.50	12,781,330	49,805	1.55	12,714,220	55,184	1.74
Short-term borrowings	1,741,327	4,924	1.14	1,697,317	4,565	1.08	1,685,250	4,532	1.06	1,608,179	4,619	1.14	1,388,604	4,698	1.37
FHLB advances	2,495,581	15,968	2.57	2,351,862	15,602	2.67	2,312,746	15,722	2.70	2,218,184	18,236	3.26	2,197,173	21,397	3.91
Trust preferred securities and long-term debt (4)	282,425	1,545	2.19	278,344	1,530	2.20	299,867	1,920	2.56	297,701	2,036	2.74	299,247	2,133	2.81

Total interest-bearing liabilities	17,731,857	69,547	1.58	17,348,533	69,456	1.61	17,094,750	70,584	1.64	16,905,394	74,696	1.75	16,599,244	83,412	2.02

Other liabilities and stock- holders’ equity:
Demand deposits (noninterest-bearing)	2,700,613			2,514,792			2,554,870			2,565,673			2,375,641
Other liabilities	483,149			497,784			450,613			522,151			495,573
Stockholders’ equity	2,826,271			2,782,955			2,745,465			2,734,081			2,702,937

Total liabilities and stock- holders’ equity	$23,741,890			23,144,064			22,845,698			22,727,299			22,173,395

Net interest income and margin		$200,765	3.83%		197,888	3.86		202,391	3.98		192,516	3.83		188,399	3.86

Interest rate spread			3.58%			3.61			3.73			3.56			3.56

(1)	The taxable equivalent basis is computed using 35 percent federal and applicable state tax rates. A reconciliation of taxable equivalent interest income, a non-GAAP measure, to GAAP interest income for each of the quarters is provided below:

	6/30/04	3/31/04	12/31/03	9/30/03	6/30/03
Taxable equivalent interest income	$270,312	267,344	272,975	267,212	271,811
Less taxable equivalent adjustment for:
Loans	1,492	1,655	1,792	1,993	2,140
Investment securities	5,272	5,153	5,157	5,022	4,909
Trading account securities	15	9	14	41	165
Federal funds sold and other short-term investments	—	—	—	1	4

GAAP interest income	$263,533	260,527	266,012	260,155	264,593

(2)	Includes loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.
(4)	NCF adopted the provisions of FASB Interpretation No. 46 in the fourth quarter of 2003 and deconsolidated entities that had issued trust preferred securities.

NATIONAL COMMERCE FINANCIAL CORPORATION

Year to Date Average Balance Sheets and Net Interest Income Analysis

(In Thousands Except Share and Per Share Data)

	Six Months Ended
	6/30/2004			6/30/2003
Taxable Equivalent Basis (1)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Earning assets:
Total loans (2)	$13,503,093	375,411	5.49%	12,296,600	390,100	6.19
Investment securities (3)	6,524,237	156,611	4.80	6,193,294	150,455	4.86
Trading securities	284,190	4,197	2.95	104,340	1,023	1.96
Time deposits in other banks	21,245	417	3.95	7,648	42	1.11
Federal funds sold and other short-term investments	227,120	1,020.90		79,480	507	1.29

Total earning assets	20,559,885	537,656	5.19	18,681,362	542,127	5.71

Non-earning assets:
Cash and due from banks	445,166			410,675
Bank owned life insurance	287,296			229,814
Investment in First Market Bank	33,644			28,803
Premises and equipment	263,600			267,469
Goodwill	1,088,621			1,079,613
Core deposit intangibles	159,245			221,010
Other assets, net	605,656			816,606

Total assets	$23,443,113			21,735,352

Interest-bearing liabilities
Interest-bearing deposits:
Savings, NOW and money market accounts	$5,820,727	17,829.62%		5,725,246	22,963.81
Jumbo and brokered certificates of deposit	2,406,740	13,489	1.13	1,915,194	14,567	1.53
Time deposits	4,889,300	63,551	2.62	4,912,935	74,942	3.08

Total interest-bearing deposits	13,116,767	94,869	1.45	12,553,375	112,472	1.81
Short-term borrowings	1,719,322	9,489	1.11	1,319,415	9,066	1.38
FHLB advances	2,423,721	31,570	2.62	2,127,422	43,515	4.12
Trust preferred securities and long-term debt	280,384	3,075	2.19	298,003	4,293	2.88

Total interest-bearing liabilities	17,540,194	139,003	1.59	16,298,215	169,346	2.09

Other liabilities and stockholders’ equity:
Demand deposits (noninterest-bearing)	2,607,703			2,258,620
Other liabilities	490,596			479,106
Stockholders’ equity	2,804,620			2,699,411

Total liabilities and stockholders’ equity	$23,443,113			21,735,352

Net interest income and margin		$398,653	3.84%		372,781	3.92

Interest rate spread			3.60%			3.62

(1)    The taxable equivalent basis is computed using 35 percent federal and applicable state tax rates. A reconciliation of taxable equivalent interest income, a non-GAAP measure, to GAAP interest income is provided below:

Taxable equivalent interest income		$537,656			542,127
Less taxable equivalent adjustment for:
Loans		3,147			4,332
Investment securities		10,425			9,791
Trading account securities		24			27
Federal funds sold and other short-term investments		—			8

GAAP interest income		$524,060			527,969

(2)	Includes loans held for sale.
(3)	Average balances exclude the mark-to-market adjustment on available for sale securities under Statement of Financial Accounting Standards No. 115.

NATIONAL COMMERCE FINANCIAL CORPORATION

Reconcilement of Non-GAAP Measures

(In Thousands)

	As Of And For The Three Months Ended		% Change Fav/(Unfav)	As Of And For The Three Months Ended		% Inc/(Decr)
	6/30/04	3/31/04		6/30/04	6/30/03
GAAP Noninterest Expense to Cash Operating Noninterest Expense
Fully Consolidated
GAAP noninterest expense	$174,657	163,726	(6.7)	174,657	180,604	3.3
Less: Core deposit intangible amortization	(12,901)	(13,639)	5.4	(12,901)	(15,673)	17.7
First Mercantile litigation	—	—	—	—	(1,041)	100.0
Employment contract terminations	—	—	—	—	(14,108)	100.0
Debt retirement/prepayment (penalties) gains	—	—	—	—	326	100.0
Merger-related expenses	(8,290)	—	—	(8,290)	—	—
Other items (1)	(2,123)	(2,543)	16.5	(2,123)	—	—

Cash operating noninterest expense	$151,343	147,544	(2.6)	151,343	150,108	(.8)

Traditional Banking Segment
GAAP noninterest expense	$133,991	125,395	(6.9)	133,991	140,768	4.8
Less: Core deposit intangible amortization	(12,901)	(13,639)	5.4	(12,901)	(15,673)	17.7
Employment contract terminations	—	—	—	—	(14,108)	100.0
Debt retirement/prepayment (penalties) gains	—	—	—	—	326	100.0
Merger-related expenses	(8,290)	—	—	(8,290)	—	—
Other items (1)	(2,123)	(2,543)	16.5	(2,123)	—	—

Cash operating noninterest expense	$110,677	109,213	(1.3)	110,677	111,313.6

Financial Enterprises Segment
GAAP noninterest expense	$42,591	40,295	(5.7)	42,591	41,934	(1.6)
Less: First Mercantile litigation	—	—	—	—	(1,041)	100.0

Cash operating noninterest expense	$42,591	40,295	(5.7)	42,591	40,893	(4.2)

Total Revenues to Operating Revenues
Fully Consolidated
Net interest income (TE) (2)	$200,765	197,888	1.5	200,765	188,399	6.6
GAAP noninterest income	124,248	119,938	3.6	124,248	117,418	5.8

Total revenues	$325,013	317,826	2.3	325,013	305,817	6.3

GAAP noninterest income	$124,248	119,938	3.6	124,248	117,418	5.8
Less: (Gain) loss on branch sales	(714)	(45)	N/A	(714)	—	—
Investment securities (gains) losses	(66)	(10,918)	(99.4)	(66)	(2,460)	(97.3)

Operating noninterest revenues	123,468	108,975	13.3	123,468	114,958	7.4
Net interest income (TE)	200,765	197,888	1.5	200,765	188,399	6.6

Operating revenues	$324,233	306,863	5.7	324,233	303,357	6.9

Traditional Banking Segment
Net interest income (TE)	$193,524	190,886	1.4	193,524	183,113	5.7
GAAP noninterest income	69,764	68,834	1.4	69,764	65,301	6.8

Total revenues	$263,288	259,720	1.4	263,288	248,414	6.0

GAAP noninterest income	$69,764	68,834	1.4	69,764	65,301	6.8
Less: (Gain) loss on branch sales	(714)	(45)	N/A	(714)	—	—
Investment securities (gains) losses	(66)	(10,918)	(99.4)	(66)	(2,460)	(97.3)

Operating noninterest revenues	68,984	57,871	19.2	68,984	62,841	9.8
Net interest income (TE)	193,524	190,886	1.4	193,524	183,113	5.7

Operating revenues	$262,508	248,757	5.5	262,508	245,954	6.7

Financial Enterprises Segment
Net interest income (TE)	$7,241	7,002	3.4	7,241	5,286	37.0
GAAP noninterest income	56,409	53,068	6.3	56,409	54,215	4.0

Total and operating revenues	$63,650	60,070	6.0	63,650	59,501	7.0

(1)	Comprised of expenses related to consulting project, severance and branch closures.
(2)	Taxable equivalent interest income is reconciled to GAAP interest income on Page 20.
(3)	Inter-segment eliminations are not separately presented.

NATIONAL COMMERCE FINANCIAL CORPORATION

Reconcilement of Non-GAAP Measures

(In Thousands)

	As Of And For The Three Months Ended
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
GAAP Noninterest Expense to Cash Operating Noninterest Expense
Fully Consolidated
GAAP noninterest expense	$174,657	163,726	162,236	201,495	180,604
Less: Core deposit intangible amortization	(12,901)	(13,639)	(14,337)	(15,062)	(15,673)
First Mercantile litigation	—	—	—	—	(1,041)
Employment contract terminations	—	—	(987)	(604)	(14,108)
Debt retirement/prepayment (penalties) gains	—	—	—	(31,987)	326
Merger-related expenses	(8,290)	—	—	—	—
Other items (1)	(2,123)	(2,543)	(1,021)	(1,722)	—

Cash operating noninterest expense	$151,343	147,544	145,891	152,120	150,108

Traditional Banking Segment
GAAP noninterest expense	$133,991	125,395	124,714	162,499	140,768
Less: Core deposit intangible amortization	(12,901)	(13,639)	(14,337)	(15,062)	(15,673)
Employment contract terminations	—	—	(987)	(604)	(14,108)
Debt retirement/prepayment (penalties) gains	—	—	—	(31,987)	326
Merger-related expenses	(8,290)	—	—	—	—
Other items (1)	(2,123)	(2,543)	(1,021)	(1,722)	—

Cash operating noninterest expense	$110,677	109,213	108,369	113,124	111,313

Financial Enterprises Segment
GAAP noninterest expense	$42,591	40,295	39,367	40,938	41,934
Less: First Mercantile litigation	—	—	—	—	(1,041)

Cash operating noninterest expense	$42,591	40,295	39,367	40,938	40,893

Total Revenues to Operating Revenues
Fully Consolidated
Net interest income (TE) (2)	$200,765	197,888	202,391	192,516	188,399
GAAP noninterest income	124,248	119,938	111,705	121,004	117,418

Total revenues	$325,013	317,826	314,096	313,520	305,817

GAAP noninterest income	$124,248	119,938	111,705	121,004	117,418
Less: (Gain) loss on branch sales	(714)	(45)	(2,200)	(7,055)	—
Investment securities (gains) losses	(66)	(10,918)	(3,338)	4,512	(2,460)

Operating noninterest revenues	123,468	108,975	106,167	118,461	114,958
Net interest income (TE)	200,765	197,888	202,391	192,516	188,399

Operating revenues	$324,233	306,863	308,558	310,977	303,357

Traditional Banking Segment
Net interest income (TE)	$193,524	190,886	195,876	187,218	183,113
GAAP noninterest income	69,764	68,834	65,446	70,981	65,301

Total revenues	$263,288	259,720	261,322	258,199	248,414

GAAP noninterest income	$69,764	68,834	65,446	70,981	65,301
Less: (Gain) loss on branch sales	(714)	(45)	(2,200)	(7,055)	—
Investment securities (gains) losses	(66)	(10,918)	(3,338)	4,512	(2,460)

Operating noninterest revenues	68,984	57,871	59,908	68,438	62,841
Net interest income (TE)	193,524	190,886	195,876	187,218	183,113

Operating revenues	$262,508	248,757	255,784	255,656	245,954

Financial Enterprises Segment
Net interest income (TE)	$7,241	7,002	6,515	5,298	5,286
GAAP noninterest income	56,409	53,068	48,104	51,965	54,215

Total and operating revenues	$63,650	60,070	54,619	57,263	59,501

(1)	Comprised of expenses related to consulting project, severance and branch closures.
(2)	Taxable equivalent interest income is reconciled to GAAP interest income on Page 20.
(3)	Inter-segment eliminations are not separately presented.

NATIONAL COMMERCE FINANCIAL CORPORATION

Reconcilement of Non-GAAP Measures

(In Thousands)

	As Of And For The Three Months Ended
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Efficiency Ratio (TE) to Cash Operating Efficiency Ratio (TE) (1)
Fully Consolidated
GAAP noninterest expense	$174,657	163,726	162,236	201,495	180,604
Total revenues	325,013	317,826	314,096	313,520	305,817
Efficiency ratio (TE)	53.74%	51.51	51.65	64.27	59.06

Cash operating noninterest expense	$151,343	147,544	145,891	152,120	150,108
Operating revenues	324,233	306,863	308,558	310,977	303,357
Cash operating efficiency ratio (TE)	46.68%	48.08	47.28	48.92	49.48

Traditional Banking Segment
GAAP noninterest expense	$133,991	125,395	124,714	162,499	140,768
Total revenues	263,288	259,720	261,322	258,199	248,414
Efficiency ratio (TE)	50.89%	48.28	47.72	62.94	56.67

Cash operating noninterest expense	$110,677	109,213	108,369	113,124	111,313
Operating revenues	262,508	248,757	255,784	255,656	245,954
Cash operating efficiency ratio (TE)	42.16%	43.90	42.37	44.25	45.26

Financial Enterprises Segment
GAAP noninterest expense	$42,591	40,295	39,367	40,938	41,934
Total revenues	63,650	60,070	54,619	57,263	59,501
Efficiency ratio (TE)	66.91%	67.08	72.08	71.49	70.48

Cash operating noninterest expense	$42,591	40,295	39,367	40,938	40,893
Operating revenues	63,650	60,070	54,619	57,263	59,501
Cash operating efficiency ratio (TE)	66.91%	67.08	72.08	71.49	68.73

Computation of Net Income excluding Merger-related Expenses
GAAP net income	$85,091	90,244	90,268	85,809	71,507
Plus: Merger-related expenses	8,290	—	—	—	—
Less: Taxes on merger-related expenses	(580)	—	—	—	—

Net income, excluding merger-related expenses	$92,801	90,244	90,268	85,809	71,507

	Six Months Ended
	6/30/04	6/30/03
Computation of Net Income excluding Merger-related Expenses
GAAP net income	$175,335	135,597
Plus: Merger-related expenses	8,290	—
Less: Taxes on merger-related expenses	(580)	—

Net income, excluding merger-related expenses	$183,045	135,597

(1)	Taxable equivalent interest income is reconciled to GAAP interest income on Page 20.

Additional Information and Where to Find It:

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about NCF and SunTrust, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.